Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. ANNOUNCES ANNUAL GENERAL MEETING, INVESTOR AND ANALYST DAY AND
PARTICIPATION IN UPCOMING INVESTOR CONFERENCES

Toronto, Ontario – Friday, February 21, 2014 – Progressive Waste Solutions Ltd. (the “Company” or “Progressive Waste Solutions”) (NYSE, TSX: BIN) today announced it will hold its annual general meeting of shareholders on Wednesday, May 14, 2014, at the Grand Hyatt Hotel in New York City. The record date for the annual general meeting is Friday, April 4, 2014. A live webcast of the annual general meeting can be accessed through the Company’s website at www.progressivewaste.com in the Investor Relations Events & Presentations section, under Events, on Wednesday, May 14, 2014, from approximately 10:00 a.m. (ET).

Progressive Waste Solutions also announced it will host an Investor and Analyst day on Thursday, May 15, 2014. Those interested are invited to listen to a live webcast on Thursday, May 15, 2014, from approximately 8:15 a.m. to 12:30 p.m. (ET).  The live webcast will include presentations from the Company’s senior management team who will discuss the Company’s business, strategy and growth opportunities followed by a question and answer session.  The webcast can be accessed through the Company’s website at www.progressivewaste.com in the Investor Relations Events & Presentations section, under Events.  For those unable to listen to the live presentations, the event will be archived on the Company’s website.

In addition, the Company announced its management team will participate in the following upcoming investor conferences:

-	Thursday, February 27, 2014 – CIBC Capital Markets Conference in New York, NY
-	Monday, March 3, 2014 – Raymond James Annual Institutional Investors Conference in Orlando, FL
-	Monday, March 10, 2014 – Credit Suisse Annual Global Services Conference in Scottsdale, AZ
-	Thursday, March 27, 2014 – BB&T Annual Commercial & Industrial Conference in Coral Gables, FL
-	Monday, April 28, 2014 – Wunderlich Securities Investor Summit at Waste Expo in Atlanta, GA
-	Tuesday, May 13, 2014 – Credit Suisse Industrial and Environmental Services Conference in Boston, MA

The presentation slides and webcast will be made available prior to the start of each event at www.progressivewaste.com in the Investor Relations section under Events & Presentations.

About Progressive Waste Solutions Ltd.
As one of North America's largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces. We serve our customers with vertically integrated collection and disposal assets. Progressive Waste Solutions Ltd.'s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com